UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Spanish Securities Market legislation, hereby proceeds to notify the following:

INSIDE INFORMATION

Further to the notice of Inside Information of 29 October 2021, with registration number 1127 (the “Initial II”)1, and to the notice of Inside Information of 19 November 2021, with registration number 1182 (the “II for First Tranche Execution”)2, the Board of Directors of BBVA has agreed, within the framework of the Program Scheme, to carry out a second buyback program (the “Second Tranche”) aimed at reducing BBVA’s share capital, for a maximum amount of 2,000 million Euros and a maximum number of shares to be acquired equal to the result of subtracting from 637,770,016 own shares (9.6% of BBVA’s share capital at this date) the number of own shares finally acquired in execution of the First Tranche. The implementation of the Second Tranche, which will also be executed externally through a lead-manager, will begin after the end of the implementation of the First Tranche and shall end no later than 15 October 20223.

BBVA will carry out a separate communication prior to the commencement of the execution of the Second Tranche with its specific terms and conditions.

Madrid, 3 February 2022

[1]	The term “Program Scheme” shall have the same meaning as provided in the Initial II.
[2]	The term “First Tranche” shall have the same meaning as provided in the II for First Tranche Execution.
[3]

The preliminary estimated execution term is between 4 and 5 months, although the actual term will be determined in the subsequent communication with the specific terms and conditions of the Second Tranche.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 3, 2022
	By:	/s/ Antonio Borraz Peralta
Name: Antonio Borraz Peralta
Title: Assets and Liabilities Management Director